Management's Dsicussion and Analysis

This Management's Discussion and Analysis (MD&A) dated April 24, 2017, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's 2017 unaudited Interim Consolidated Financial Statements and Notes thereto. It should also be read in conjunction with the Company's 2016 audited Annual Consolidated Financial Statements and Notes thereto, and the 2016 Annual MD&A. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2016 Annual Information Form and Form 40-F, may be found online on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting the Corporate Secretary's Office.

Business profile

CN is engaged in the rail and related transportation business. CN's network, of approximately 20,000 route miles of track, spans Canada and mid-America, uniquely connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN's extensive network and efficient connections to all Class I railroads provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations. A true backbone of the economy, CN handles over $250 billion worth of goods annually and carries almost 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers.
CN's freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. For the year ended December 31, 2016, no individual commodity group accounted for more than 24% of total revenues and from a geographic standpoint, 17% of revenues relate to United States (U.S.) domestic traffic, 34% transborder traffic, 18% Canadian domestic traffic and 31% overseas traffic. The Company is the originating carrier for over 85%, and the originating and terminating carrier for over 65%, of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Strategy overview

A description of the Company's Strategy is provided in the section entitled Strategy overview of the Company's 2016 Annual MD&A.

2017 First quarter highlights
•	CN attained record first quarter revenues, operating income, net income, and earnings per share.
•	Net income increased by $92 million, or 12%, to $884 million in the first quarter of 2017, with diluted earnings per share rising 16% to $1.16.
•	Adjusted net income [1] increased by $87 million, or 11%, to $879 million in the first quarter of 2017, with adjusted diluted earnings per share [1] rising 15% to $1.15.
•	Operating income was $1,303 million in the first quarter of 2017, an increase of $86 million, or 7%, over the same quarter of 2016.
•	CN's operating ratio was 59.4% in the first quarter of 2017, a 0.5-point increase, due to rising fuel prices.
•	The Company generated record free cash flow [2] of $848 million, a 45% increase over the same quarter in 2016.
•	The Company repurchased 5.4 million common shares under its share repurchase program, returning $491 million to its shareholders.
•	CN paid quarterly dividends of $0.4125 per share, representing an increase of 10% when compared to 2016, amounting to $313 million.

1	See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.
2	See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.

22 CN | 2017 Quarterly Review – First Quarter

Management's Dsicussion and Analysis

2017 Business outlook and assumptions
The Company expects to see growth across a range of commodities, particularly in intermodal traffic, Canadian grain, frac sand, finished vehicles, and coal exports. The Company continues to see volume weakness in thermal coal shipments to domestic markets.
Underpinning the 2017 business outlook, the Company now assumes that North American industrial production will increase by approximately two percent. For the 2016/2017 crop year, the grain crops in both Canada and the U.S. were above their respective five-year averages. The Company assumes that the 2017/2018 grain crops in both Canada and the U.S. will be in line with their respective five-year averages.
The forward-looking statements discussed in this section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

Forward-looking statements

Certain statements included in this MD&A are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets" or other similar words.
Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining these forward-looking statements. See also the section of this MD&A entitled Strategy overview – 2017 Business outlook and assumptions.

Forward-looking statements	Key assumptions
Statements relating to revenue growth opportunities, including	• North American and global economic growth
those referring to general economic and business conditions	• Long-term growth opportunities being less affected by current economic conditions

Statements relating to the Company's ability to meet debt	• North American and global economic growth
repayments and future obligations in the foreseeable future,	• Adequate credit ratios
including income tax payments, and capital spending	• Investment-grade credit ratings
• Access to capital markets
• Adequate cash generated from operations and other sources of financing

Statements relating to pension contributions	• Adequate cash generated from operations and other sources of financing
• Adequate long-term return on investment on pension plan assets
• Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; security threats; reliance on technology; trade restrictions; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A and the Company's 2016 Annual MD&A for a description of major risk factors.
Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

23 CN | 2017 Quarterly Review – First Quarter

Management's Discussion and Analysis

Financial highlights

	Three months ended March 31
In millions, except percentage and per share data	2017	2016
Revenues	$3,206	$2,964
Operating income	$1,303	$1,217
Net income	$884	$792
Adjusted net income (1)	$879	$792
Basic earnings per share	$1.16	$1.01
Adjusted basic earnings per share (1)	$1.15	$1.01
Diluted earnings per share	$1.16	$1.00
Adjusted diluted earnings per share (1)	$1.15	$1.00
Dividends declared per share	$0.4125	$0.3750
Total assets	$37,330	$35,803
Total long-term liabilities	$19,242	$18,471
Operating ratio	59.4%	58.9%
Free cash flow (2)	$848	$584

(1)	See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.
(2)	See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.

First quarter of 2017 compared to corresponding period in 2016

Net income for the three months ended March 31, 2017 was $884 million, an increase of $92 million, or 12%, when compared to the same period in 2016, with diluted earnings per share rising 16% to $1.16.
Operating income for the three months ended March 31, 2017 increased by $86 million, to $1,303 million. The increase in operating income mainly reflects higher freight volumes and higher freight rates, which more than offset increased fuel prices, the negative translation impact of a stronger Canadian dollar, and higher costs due to increased volumes of traffic. The operating ratio, defined as operating expenses as a percentage of revenues, was 59.4% in 2017, compared to 58.9% in 2016, a 0.5-point increase.
Revenues for the first quarter of 2017 totaled $3,206 million compared to $2,964 million for the same period in 2016. The increase of $242 million, or 8%, was mainly attributable to higher volumes of Canadian and U.S. grain, frac sand, coal exports, overseas intermodal traffic, and finished vehicles; freight rate increases; and higher applicable fuel surcharge rates. These factors were partly offset by the negative translation impact of a stronger Canadian dollar on US dollar-denominated revenues.
Operating expenses for the first quarter of 2017 amounted to $1,903 million compared to $1,747 million in 2016. The increase of $156 million, or 9%, in 2017 was mainly due to higher fuel prices and higher costs due to increased volumes of traffic, partly offset by the positive translation impact of a stronger Canadian dollar on US dollar-denominated expenses.

24 CN | 2017 Quarterly Review – First Quarter

Management's Discussion and Analysis

Non-GAAP measures

This MD&A makes reference to non-GAAP measures including adjusted performance measures, constant currency, free cash flow, and adjusted debt-to-adjusted EBITDA multiple, that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.
For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections entitled Adjusted performance measures, Constant currency and Liquidity and capital resources.

Adjusted performance measures

Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses these measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of items in adjusted net income and adjusted earnings per share does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three months ended March 31, 2017, the Company's adjusted net income was $879 million, or $1.15 per diluted share, which excludes a deferred income tax recovery of $5 million ($0.01 per diluted share) resulting from the enactment of a lower provincial corporate income tax rate.
For the three months ended March 31, 2016, the Company's net income as reported and adjusted net income were $792 million, or $1.00 per diluted share.
The following table provides a reconciliation of net income and earnings per share, as reported for the three months ended March 31, 2017 and 2016, to the adjusted performance measures presented herein:

	Three months ended March 31
In millions, except per share data	2017	2016
Net income as reported	$884	$792
Adjustment: Income tax recovery	(5)	-
Adjusted net income	$879	$792
Basic earnings per share as reported	$1.16	$1.01
Impact of adjustment, per share	(0.01)	-
Adjusted basic earnings per share	$1.15	$1.01
Diluted earnings per share as reported	$1.16	$1.00
Impact of adjustment, per share	(0.01)	-
Adjusted diluted earnings per share	$1.15	$1.00

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.32 and $1.38 per US$1.00, respectively, for the three months ended March 31, 2017 and 2016.
On a constant currency basis, the Company's net income for the three months ended March 31, 2017 would have been higher by $22 million ($0.03 per diluted share).

25 CN | 2017 Quarterly Review – First Quarter

Management's Discussion and Analysis

Revenues

	Three months ended March 31
In millions, unless otherwise indicated	2017	2016	% Change	% Change at constant currency
Rail freight revenues	$3,075	$2,845	8%	11%
Other revenues	131	119	10%	13%
Total revenues	$3,206	$2,964	8%	11%
Rail freight revenues
Petroleum and chemicals	$584	$578	1%	4%
Metals and minerals	361	310	16%	20%
Forest products	447	462	(3%)	-
Coal	129	93	39%	42%
Grain and fertilizers	607	522	16%	18%
Intermodal	742	693	7%	9%
Automotive	205	187	10%	13%
Total rail freight revenues	$3,075	$2,845	8%	11%
Revenue ton miles (RTMs) (millions)	59,776	52,256	14%	14%
Rail freight revenue/RTM (cents)	5.14	5.44	(6%)	(3%)

Revenues for the first quarter of 2017 totaled $3,206 million compared to $2,964 million for the same period in 2016. The increase of $242 million, or 8%, was mainly attributable to higher volumes of Canadian and U.S. grain, frac sand, coal exports, overseas intermodal traffic, and finished vehicles; freight rate increases; and higher applicable fuel surcharge rates. These factors were partly offset by the negative translation impact of a stronger Canadian dollar on US dollar-denominated revenues.
Fuel surcharge revenues increased by $40 million in the first quarter of 2017 when compared to the same period in 2016, as a result of higher applicable fuel surcharge rates and higher freight volumes.
Revenue ton miles (RTMs), measuring the relative weight and distance of rail freight transported by the Company, increased by 14% relative to the same period in 2016. Rail freight revenue per RTM decreased by 6% when compared to the same period in 2016, mainly driven by an increase in the average length of haul and the negative translation impact of a stronger Canadian dollar; partly offset by freight rate increases and higher applicable fuel surcharge rates.

Petroleum and chemicals
	Three months ended March 31
	2017	2016	% Change	% Change at constant currency
Revenues (millions)	$584	$578	1%	4%
RTMs (millions)	11,828	11,306	5%	5%
Revenue/RTM (cents)	4.94	5.11	(3%)	(1%)

Revenues for this commodity group increased by $6 million, or 1%, in the first quarter of 2017 when compared to the same period in 2016. The increase was mainly due to increased shipments of propane and butane; freight rate increases; as well as higher applicable fuel surcharge rates. These factors were partly offset by the negative translation impact of a stronger Canadian dollar and lower volumes of plastic pellets and sulfur.
Revenue per RTM decreased by 3% in the first quarter of 2017 when compared to the same period in 2016, mainly due to an increase in the average length of haul and the negative translation impact of a stronger Canadian dollar; partly offset by freight rate increases and higher applicable fuel surcharge rates.

26 CN | 2017 Quarterly Review – First Quarter

Management's Discussion and Analysis Metals and minerals
	Three months ended March 31
	2017	2016	% Change	% Change at constant currency
Revenues (millions)	$361	$310	16%	20%
RTMs (millions)	6,443	4,703	37%	37%
Revenue/RTM (cents)	5.60	6.59	(15%)	(12%)

Revenues for this commodity group increased by $51 million, or 16%, in the first quarter of 2017 when compared to the same period in 2016. The increase was mainly due to a resurgence in oil and gas drilling activity which resulted in increased shipments of frac sand, semi-finished steel products, drilling pipe, and more revenue generating moves of empty customer-owned cars. These factors were partly offset by the negative translation impact of a stronger Canadian dollar.
Revenue per RTM decreased by 15% in the first quarter of 2017 when compared to the same period in 2016, mainly due to unfavorable changes in traffic mix and the negative translation impact of a stronger Canadian dollar.

Forest products
	Three months ended March 31
	2017	2016	% Change	% Change at constant currency
Revenues (millions)	$447	$462	(3%)	-
RTMs (millions)	7,690	7,929	(3%)	(3%)
Revenue/RTM (cents)	5.81	5.83	-	3%

Revenues for this commodity group decreased by $15 million, or 3%, in the first quarter of 2017 when compared to the same period in 2016. The decrease was mainly due to decreased shipments of logs resulting from a modal shift to trucking, and decreased domestic shipments of wood pulp; as well as the negative translation impact of a stronger Canadian dollar. These factors were partly offset by freight rate increases and higher applicable fuel surcharge rates.
Revenue per RTM remained flat in the first quarter of 2017 when compared to the same period in 2016, mainly due to an increase in the average length of haul and the negative translation impact of a stronger Canadian dollar; offset by a freight rate increases and higher applicable fuel surcharge rates.

Coal
	Three months ended March 31
	2017	2016	% Change	% Change at constant currency
Revenues (millions)	$129	$93	39%	42%
RTMs (millions)	3,602	2,248	60%	60%
Revenue/RTM (cents)	3.58	4.14	(14%)	(12%)

Revenues for this commodity group increased by $36 million, or 39%, in the first quarter of 2017 when compared to the same period in 2016. The increase was mainly due to increased exports of U.S. thermal coal via the Gulf Coast and Canadian petroleum coke due to improved market conditions, higher metallurgical coal exports via west coast ports resulting from the reopening of two mines in British Columbia; and freight rate increases. These factors were partly offset by reduced volumes of U.S. domestic thermal coal, mainly due to the loss of a utility customer, as well as the negative translation impact of a stronger Canadian dollar.
Revenue per RTM decreased by 14% in the first quarter of 2017 when compared to the same period in 2016, mainly due to a significant increase in the average length of haul and the negative translation impact of a stronger Canadian dollar; partly offset by freight rate increases.

27 CN | 2017 Quarterly Review – First Quarter

Management's Discussion and Analysis

Grain and fertilizers
	Three months ended March 31
	2017	2016	% Change	% Change at constant currency
Revenues (millions)	$607	$522	16%	18%
RTMs (millions)	15,487	12,530	24%	24%
Revenue/RTM (cents)	3.92	4.17	(6%)	(4%)

Revenues for this commodity group increased by $85 million, or 16%, in the first quarter of 2017 when compared to the same period in 2016. The increase was mainly due to higher export volumes of Canadian canola and peas, U.S. soybeans and corn, and potash, driven by strong offshore demand and a strong 2016/2017 Canadian grain crop; as well as freight rate increases. These factors were partly offset by the negative translation impact of a stronger Canadian dollar.
Revenue per RTM decreased by 6% in the first quarter of 2017 when compared to the same period in 2016, mainly due to an increase in the average length of haul and the negative translation impact of a stronger Canadian dollar; partly offset by freight rate increases.

Intermodal
	Three months ended March 31
	2017	2016	% Change	% Change at constant currency
Revenues (millions)	$742	$693	7%	9%
RTMs (millions)	13,704	12,663	8%	8%
Revenue/RTM (cents)	5.41	5.47	(1%)	-

Revenues for this commodity group increased by $49 million, or 7%, in the first quarter of 2017 when compared to the same period in 2016. The increase was mainly due to higher international container traffic via the ports of Vancouver, Halifax, Montreal, and Prince Rupert; and increased domestic retail volumes in the consumer and industrial products segments; higher applicable fuel surcharge rates; and freight rate increases. These factors were partly offset by the negative translation impact of a stronger Canadian dollar.
Revenue per RTM decreased by 1% in the first quarter of 2017 when compared to the same period in 2016, mainly due to an unfavorable shift in traffic mix and the negative translation impact of a stronger Canadian dollar, partly offset by a decrease in the average length of haul, higher applicable fuel surcharge rates, and freight rate increases.

Automotive
	Three months ended March 31
	2017	2016	% Change	% Change at constant currency
Revenues (millions)	$205	$187	10%	13%
RTMs (millions)	1,022	877	17%	17%
Revenue/RTM (cents)	20.06	21.32	(6%)	(3%)

Revenues for this commodity group increased by $18 million, or 10%, in the first quarter of 2017 when compared to the same period in 2016. The increase was mainly due to higher volumes of domestic finished vehicle traffic and increased finished vehicle imports via the Port of Vancouver, due to new business, partly offset by the negative translation impact of a stronger Canadian dollar.
Revenue per RTM decreased by 6% in the first quarter of 2017 when compared to the same period in 2016, mainly due to a significant increase in the average length of haul and the negative translation impact of a stronger Canadian dollar.

28 CN | 2017 Quarterly Review – First Quarter

Management's Discussion and Analysis

Other revenues
	Three months ended March 31
	2017	2016	% Change	% Change at constant currency
Revenues (millions)	$131	$119	10%	13%

Other revenues increased by $12 million, or 10%, in the first quarter of 2017 when compared to the same period in 2016, mainly due to higher revenues from automotive logistic services, and docks and vessels.

Operating expenses

Operating expenses for the first quarter of 2017 amounted to $1,903 million compared to $1,747 million in 2016. The increase of $156 million, or 9%, in 2017 was mainly due to higher fuel prices and higher costs due to increased volumes of traffic, partly offset by the positive translation impact of a stronger Canadian dollar on US dollar-denominated expenses.

	Three months ended March 31
			% Change	% Change at constant currency
In millions	2017	2016
Labor and fringe benefits	$580	$590	2%	-
Purchased services and material	440	408	(8%)	(9%)
Fuel	342	235	(46%)	(51%)
Depreciation and amortization	323	307	(5%)	(7%)
Equipment rents	101	95	(6%)	(11%)
Casualty and other	117	112	(4%)	(7%)
Total operating expenses	$1,903	$1,747	(9%)	(11%)

Labor and fringe benefits
Labor and fringe benefits expense decreased by $10 million, or 2%, in the first quarter of 2017 when compared to the same quarter of 2016. The decrease was primarily a result of a lower pension expense, the positive translation impact of a stronger Canadian dollar, and increased labor productivity, partly offset by higher U.S. health and welfare costs and general wage increases.

Purchased services and material
Purchased services and material expense increased by $32 million, or 8%, in the first quarter of 2017 when compared to the same quarter of 2016. The increase was mainly due to higher repairs and maintenance costs resulting from higher volumes of traffic, and higher costs of services purchased from outside contractors; partly offset by the positive translation impact of the stronger Canadian dollar.

Fuel
Fuel expense increased by $107 million, or 46%, in the first quarter of 2017 when compared to the same quarter of 2016. The increase was primarily due to higher fuel prices and volumes of traffic, partly offset by the positive translation impact of the stronger Canadian dollar and productivity gains.

Depreciation and amortization
Depreciation and amortization expense increased by $16 million, or 5%, in the first quarter of 2017 when compared to the same quarter of 2016. The increase was mainly due to net capital additions, partly offset by the positive translation impact of the stronger Canadian dollar.

Equipment rents
Equipment rents expense increased by $6 million, or 6%, in the first quarter of 2017 when compared to the same quarter of 2016. The increase was primarily due to increased car hire expense resulting from increased volumes of traffic, partly offset by lower car and equipment lease expenses and the positive translation impact of a stronger Canadian dollar.

29 CN | 2017 Quarterly Review – First Quarter

Management's Discussion and Analysis

Casualty and other
Casualty and other expense increased by $5 million, or 4%, in the first quarter of 2017 when compared to the same quarter of 2016, due to various non-significant items.

Other items

Interest expense
Interest expense was $122 million for three months ended March 31, 2017 compared to $123 million for the same period in 2016.

Other income
In the first quarter of 2017, the Company recorded other income of $2 million compared to $5 million for the same period in 2016.

Income tax expense
The Company recorded income tax expense of $299 million for the three months ended March 31, 2017 compared to $307 million for the same period in 2016. Included in the 2017 figure was a deferred income tax recovery of $5 million resulting from the enactment of a lower provincial corporate income tax rate.
The effective tax rate for the three months ended March 31, 2017 was 25.3% compared to 27.9% for the same period in 2016. Excluding the net deferred income tax recovery of $5 million in 2017, the effective tax rate for 2017 was 25.7% compared to 27.9% in 2016. The decrease in the effective tax rate was mainly due to a lower proportion of the Company's pre-tax income being earned in higher tax rate jurisdictions and the impact of a higher excess tax benefit resulting from the settlement of equity settled awards in 2017.

Summary of quarterly financial data

	2017 Quarter	2016 Quarters				2015 Quarters
In millions, except per share data	First (1)	Fourth (2)	Third	Second (3)	First	Fourth	Third	Second (4)
Revenues	$3,206	$3,217	$3,014	$2,842	$2,964	$3,166	$3,222	$3,125
Operating income	$1,303	$1,395	$1,407	$1,293	$1,217	$1,354	$1,487	$1,362
Net income	$884	$1,018	$972	$858	$792	$941	$1,007	$886
Basic earnings per share	$1.16	$1.33	$1.26	$1.10	$1.01	$1.19	$1.26	$1.10
Diluted earnings per share	$1.16	$1.32	$1.25	$1.10	$1.00	$1.18	$1.26	$1.10
Dividends per share	$0.4125	$0.3750	$0.3750	$0.3750	$0.3750	$0.3125	$0.3125	$0.3125

(1)	Included in Net income was a deferred income tax recovery of $5 million that resulted from the enactment of a lower corporate income tax rate.
(2)	Included in Net income was a gain on disposal of the Viaduc du Sud of $76 million, or $66 million after-tax, which was recorded in Other income.
(3)	Included in Net income was a deferred income tax expense of $7 million that resulted from the enactment of a higher corporate income tax rate.
(4)	Included in Net income was a deferred income tax expense of $42 million that resulted from the enactment of a higher corporate income tax rate.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section entitled Business risks of the Company's 2016 Annual MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

30 CN | 2017 Quarterly Review – First Quarter

Management's Discussion and Analysis

Liquidity and capital resources

An analysis of the Company's liquidity and capital resources is provided in the section entitled Liquidity and capital resources of the Company's 2016 Annual MD&A. There were no significant changes during the first three months of 2017, except as noted below.
As at March 31, 2017 and December 31, 2016, the Company had Cash and cash equivalents of $265 million and $176 million, respectively; Restricted cash and cash equivalents of $459 million and $496 million, respectively; and a working capital deficit of $897 million and $901 million, respectively. The working capital deficit decreased by $4 million in the first three months of 2017. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.
The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations. The Company is not aware of any trends or expected fluctuations in its liquidity that would impact its ongoing operations or financial condition as at the date of this MD&A.

Available financing sources
Shelf prospectus and registration statement
The Company's shelf prospectus and registration statement, for which CN can issue debt securities in the Canadian and U.S. capital markets until February 4, 2018, has remaining capacity available of $4,466 million. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

Revolving credit facility
On March 15, 2017, the Company's revolving credit facility agreement was amended to extend the term of the credit facility by one year. The credit facility of $1.3 billion consists of a tranche for $420 million maturing on May 5, 2020 and a tranche for $880 million maturing on May 5, 2022. As at March 31, 2017 and December 31, 2016, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the three months ended March 31, 2017.

Commercial paper
There were no changes to the Company's commercial paper programs in the first quarter of 2017. As at March 31, 2017 and December 31, 2016, the Company had total commercial paper borrowings of US$517 million ($687 million) and US$451 million ($605 million), respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program
As at March 31, 2017 and December 31, 2016, the Company had no proceeds received under the accounts receivable securitization program, which provides the Company with access to up to $450 million of proceeds.

Bilateral letter of credit facilities
The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. During the first quarter of 2017, the Company extended the expiry date of the committed bilateral letter of credit facility agreements to April 28, 2020. As at March 31, 2017, the Company had outstanding letters of credit of $383 million ($451 million as at December 31, 2016) under the committed facilities from a total available amount of $444 million ($508 million as at December 31, 2016) and $125 million ($68 million as at December 31, 2016) under the uncommitted facilities. As at March 31, 2017, included in Restricted cash and cash equivalents was $388 million ($426 million as at December 31, 2016) and $68 million ($68 million as at December 31, 2016) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Additional information relating to the Company's financing sources is provided in the section entitled Liquidity and capital resources – Available financing sources of the Company's 2016 Annual MD&A as well as Note 5 – Financing activities to the Company's unaudited Interim Consolidated Financial Statements.

Credit ratings
The Company's long-term debt and commercial paper credit ratings remain unchanged from those described in the section entitled Liquidity and capital resources – Credit ratings of the Company's 2016 Annual MD&A.

31 CN | 2017 Quarterly Review – First Quarter

Management's Discussion and Analysis

Cash flows
	Three months ended March 31
In millions	2017	2016	Variance
Net cash provided by operating activities	$1,256	$1,065	$191
Net cash used in investing activities	(408)	(481)	73
Net cash used in financing activities	(794)	(554)	(240)
Effect of foreign exchange fluctuations on US dollar-denominated cash, cash equivalents,
restricted cash, and restricted cash equivalents	(2)	4	(6)
Net increase in cash, cash equivalents, restricted cash, and restricted cash equivalents	52	34	18
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	672	676	(4)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$724	$710	$14

Operating activities
Net cash provided by operating activities increased by $191 million in the first quarter of 2017 when compared to the same period in 2016, mainly due to favorable changes in working capital and improvements in cash earnings.

Pension contributions
The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations.
Actuarial valuations are generally required on an annual basis for all Canadian plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions (OSFI). Actuarial valuations are also required annually for the Company's U.S. qualified pension plans. For accounting purposes, the funded status is calculated under GAAP. For funding purposes, the funded status of the Company's Canadian registered defined benefit pension plans is calculated under going concern and solvency scenarios as prescribed under federal pension legislation and is subject to guidance issued by the Canadian Institute of Actuaries and OSFI. The federal pension legislation requires funding deficits to be paid over a number of years. Alternatively, a letter of credit can be subscribed to fulfill solvency deficit payments.
The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2015 indicated a funding excess on a going concern basis of approximately $2.2 billion and a funding excess on a solvency basis of approximately $0.3 billion calculated using the three-year average of the plans' hypothetical wind-up ratio. The Company's next actuarial valuations for its Canadian registered pension plans required as at December 31, 2016 will be performed in 2017. These actuarial valuations are expected to identify a funding excess on a going concern basis of approximately $2.6 billion, while on a solvency basis a funding excess of approximately $0.2 billion is expected.
Pension contributions for the three months ended March 31, 2017 and 2016 of $67 million and $66 million, respectively, primarily represent contributions to the CN Pension Plan, for the current service cost as determined under the Company's current actuarial valuations for funding purposes. In 2017, the Company expects to make total cash contributions of approximately $115 million for all of the Company's pension plans.
Adverse changes to the assumptions used to calculate the Company's funding status, particularly the discount rate, as well as changes to existing federal pension legislation, could significantly impact the Company's future pension contributions.
Additional information relating to the pension plans is provided in Note 12 – Pensions and other postretirement benefits to the Company's 2016 Annual Consolidated Financial Statements.

Income tax payments
Net income tax payments decreased by $72 million in the first three months of 2017 when compared to the same period in 2016, mainly due to a lower required final payment in Canada for the 2016 fiscal year, made in February 2017. For 2017, the Company's net income tax payments are expected to be approximately $650 million.
As part of its recent provincial budget, the government of Saskatchewan has proposed a decrease to its corporate income tax rate from 12% to 11% over the next two years. If this budget proposal is enacted into law, the Company's net deferred income tax liability would decrease by approximately $18 million.

32 CN | 2017 Quarterly Review – First Quarter

Management's Discussion and Analysis

Investing activities
Net cash used in investing activities decreased by $73 million in 2017, mainly as a result of lower property additions. In the first quarter of 2016, the Company acquired 24 new high horsepower locomotives.

Property additions
	Three months ended March 31
In millions	2017	2016
Track and roadway	$299	$278
Rolling stock	25	121
Buildings	9	8
Information technology	39	20
Other	24	42
Property additions (1)	$396	$469

(1)
Includes $82 million associated with the U.S. federal government legislative Positive Train Control implementation in the three months ended March 31, 2017 ($46 million in the three months ended March 31, 2016).

2017 Capital expenditure program
In the first quarter of 2017, the Company increased its budget for capital spending from approximately $2.5 billion to approximately $2.6 billion. The Company has allocated an additional $0.1 billion for the acquisition of 22 new high-horsepower locomotives and various other projects to support growth opportunities. Additional details of the Company's 2017 capital program are provided in the section entitled Liquidity and capital resources – Cash flows of the Company's 2016 Annual MD&A.

Financing activities
Net cash used in financing activities increased by $240 million in the first quarter of 2017 when compared to the same period in 2016, primarily driven by less cash provided by debt financing activities in the current year.

Debt financing activities
Debt financing activities in the first three months of 2017 included the following:
•	Net issuance of commercial paper of $89 million; and
•	Repayment of debt related to capital leases of $10 million.

Debt financing activities in the first three months of 2016 included the following:
•	On February 23, 2016, issuance of US$500 million ($686 million) 2.75% Notes due 2026 in the U.S. capital markets, which resulted in net proceeds of $677 million;
•	Net repayment of commercial paper of $300 million; and
•	Repayment of debt related to capital leases of $111 million.

Additional information relating to the Company's outstanding debt securities is provided in Note 10 – Long-term debt to the Company's 2016 Annual Consolidated Financial Statements.

33 CN | 2017 Quarterly Review – First Quarter

Management's Discussion and Analysis

Share repurchase program
The Company may repurchase shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 33.0 million common shares between October 30, 2016 and October 29, 2017. As at March 31, 2017, the Company had repurchased 8.9 million common shares for $784 million under its current program.
The following table provides the information related to the share repurchase program for the three months ended March 31, 2017 and 2016:
	Three months ended March 31
In millions, except per share data	2017	2016
Number of common shares repurchased (1)	5.4	7.4
Weighted-average price per share	$90.73	$70.64
Amount of repurchase (2)	$491	$520

(1)	Includes repurchases of common shares in the first quarters of 2017 and 2016 pursuant to private agreements between the Company and arm's length third-party sellers.
(2)	Includes settlements in subsequent periods.

Share Trusts
The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase common shares on the open market, which are used to deliver common shares under the Share Units Plan. For the three months ended March 31, 2017 and 2016, there were no purchases of common shares by the Share Trusts. For the three months ended March 31, 2017, the Share Trusts disbursed 0.3 million common shares, which had a historical cost of $24 million, representing a weighted-average price per share of $77.99, for settlement under the Share Units Plan. For the three months ended March 31, 2016, the Share Trusts disbursed 0.3 million common shares, which had a historical cost of $23 million, representing a weighted-average price per share of $73.31, for settlement under the Share Units Plan. Additional information relating to the share purchases by Share Trusts is provided in Note 13 – Share capital to the Company's 2016 Annual Consolidated Financial Statements.

Dividends paid
The Company paid quarterly dividends of $0.4125 per share amounting to $313 million in the first quarter of 2017, compared to $293 million, at the rate of $0.3750 per share for the same period in 2016.

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at March 31, 2017:

In millions	Total	2017	2018	2019	2020	2021	2022 & thereafter
Debt obligations (1)	$10,591	$1,351	$690	$724	$-	$775	$7,051
Interest on debt obligations (2)	7,172	338	434	383	363	360	5,294
Capital lease obligations (3)	424	210	24	16	22	12	140
Operating lease obligations	606	108	127	97	68	50	156
Purchase obligations (4)	1,524	865	111	99	88	84	277
Other long-term liabilities (5)	742	63	44	42	65	46	482
Total contractual obligations	$21,059	$2,935	$1,430	$1,361	$606	$1,327	$13,400

(1)	Presented net of unamortized discounts and debt issuance costs and excludes capital lease obligations.
(2)	Interest payments on the floating rate notes are calculated based on the applicable three-month London Interbank Offered Rate (LIBOR).
(3)	Includes $333 million of minimum lease payments and $91 million of imputed interest at rates ranging from 0.7% to 6.8%.
(4)	Includes commitments for wheels, railroad ties, rail, fuel, and other equipment and services, as well as outstanding information technology service contracts and licenses.
(5)
Includes expected payments for workers' compensation, postretirement benefits other than pensions, net unrecognized tax benefits, environmental liabilities and pension obligations that have been classified as contractual settlement agreements.

34 CN | 2017 Quarterly Review – First Quarter

Management's Discussion and Analysis

Free cash flow
Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported for the three months ended March 31, 2017 and 2016, to free cash flow:

	Three months ended March 31
In millions	2017	2016
Net cash provided by operating activities	$1,256	$1,065
Net cash used in investing activities (1)	(408)	(481)
Free cash flow	$848	$584

(1)
As a result of the retrospective adoption of Accounting Standards Update 2016-18 in the first quarter of 2017, changes in restricted cash and cash equivalents are no longer classified as investing activities within the Consolidated Statement of Cash Flows and are no longer included as an adjustment in the Company's definition of free cash flow. There is no impact to free cash flow.

Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended March 31,	2017	2016
Debt		$10,924	$10,128
Adjustment: Present value of operating lease commitments (1)		516	587
Adjusted debt		$11,440	$10,715

Net income		$3,732	$3,626
Interest expense		479	458
Income tax expense		1,279	1,384
Depreciation and amortization		1,241	1,169
EBITDA		6,731	6,637
Adjustments:
Other income		(92)	(48)
Deemed interest on operating leases		24	28
Adjusted EBITDA		$6,663	$6,617
Adjusted debt-to-adjusted EBITDA multiple (times)		1.72	1.62

(1)	The operating lease commitments have been discounted using the Company's implicit interest rate for each of the periods presented.

All forward-looking statements discussed in this section are subject to risks and uncertainties and are based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

35 CN | 2017 Quarterly Review – First Quarter

Management's Discussion and Analysis

Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at March 31, 2017, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 9 – Major commitments and contingencies to the Company's unaudited Interim Consolidated Financial Statements.

Outstanding share data

As at April 24, 2017, the Company had 756.1 million common shares and 5.9 million stock options outstanding.

Financial instruments

Risk management
In the normal course of business, the Company is exposed to various financial risks from its use of financial instruments, such as credit risk, liquidity risk, and market risks which include foreign currency risk, interest rate risk and commodity price risk. A description of these risks and how the Company manages them, is provided in the section entitled Financial instruments of the Company's 2016 Annual MD&A.

Foreign currency risk
The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar is approximately $30 million.

Derivative financial instruments
As at March 31, 2017, the Company had outstanding foreign exchange forward contracts with a notional value of US$1,106 million (US$1,035 million as at December 31, 2016). For the three months ended March 31, 2017 and 2016, the Company recorded a loss of $15 million and $45 million, respectively, related to foreign exchange forward contracts. These losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.
As at March 31, 2017, Other current assets included an unrealized gain of $11 million ($19 million as at December 31, 2016) and Accounts payable and other included an unrealized loss of $4 million ($1 million as at December 31, 2016), related to the fair value of outstanding foreign exchange forward contracts.

Fair value of financial instruments
As at March 31, 2017, the Company's investments had a carrying amount of $63 million ($68 million as at December 31, 2016) and a fair value of $215 million ($220 million as at December 31, 2016). As at March 31, 2017, the Company's debt had a carrying amount of $10,924 million ($10,937 million as at December 31, 2016) and a fair value of $12,174 million ($12,084 million as at December 31, 2016).

Additional information relating to financial instruments is provided in Note 10 – Financial instruments to the Company's unaudited Interim Consolidated Financial Statements.

36 CN | 2017 Quarterly Review – First Quarter

Management's Discussion and Analysis

Recent accounting pronouncements

The following recent Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) was adopted by the Company during the current period:
Standard	Description	Impact
ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash	Requires that a Statement of Cash Flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents.
The Company elected to early adopt the amendments of this ASU in the first quarter of 2017 on a retrospective basis. As a result of the adoption of this ASU, changes in restricted cash and cash equivalents are no longer classified as investing activities, and the Consolidated Statement of Cash Flows now explains the change during the period in the total of cash, cash equivalents, restricted cash, and restricted cash equivalents.

The following recent ASUs issued by FASB have an effective date after March 31, 2017 and have not been adopted by the Company:

Standard (1)	Description	Impact	Effective date (2)
ASU 2017-07 Compensation –Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost
Requires employers that sponsor defined benefit pension plans and/or other postretirement benefit plans to report the service cost component in the same line item or items as other compensation costs. The other components of net periodic benefit cost are required to be presented in the Statement of Income separately from the service cost component and outside a subtotal of income from operations. The new guidance allows only the service cost component to be eligible for capitalization. The guidance must be applied retrospectively for the presentation of the service cost component and other components of net periodic benefit cost in the Statement of Income and prospectively for the capitalization of the service cost component of net periodic benefit cost.

The amendments will affect the classification of the components of pension and postretirement benefit costs other than service cost, which will be shown outside of income from operations in a separate caption in the Company's Consolidated Statement of Income. Had the ASU been applicable for the three months ended March 31, 2017, Operating income would have been reduced by approximately $79 million ($67 million for the three months ended March 31, 2016) with a corresponding increase presented in the new caption below Operating income with no impact on Net income as a result of the reclassification. The guidance allowing only the service cost component to be eligible for capitalization is not expected to have a significant impact on the Company's Consolidated Financial Statements.
December 15, 2017. Early adoption is permitted.
ASU 2016-02, Leases (Topic 842)
Requires the recognition of lease assets and lease liabilities on the Balance Sheet by lessees for most leases. The new standard also requires additional qualitative and quantitative disclosures about leases, significant judgments made in applying requirements, and the amounts recognized in the financial statements relating to leases. Lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using the modified retrospective approach.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, processes and internal controls. The Company is reviewing its lease contracts and expects that the majority of operating leases with a term over twelve months will be recognized on the Company's Consolidated Balance Sheet. The Company expects that this standard will have a significant impact on its Consolidated Balance Sheet, with the most significant changes relating to the recognition of new right of use assets and lease liabilities for leases currently classified as operating leases. CN expects to adopt the requirements of the ASU effective January 1, 2019.
December 15, 2018. Early adoption is permitted.

37 CN | 2017 Quarterly Review – First Quarter

Management's Discussion and Analysis

Standard (1)	Description	Impact	Effective date (2)
ASU 2014-09, Revenue from Contracts with Customers (Topic 606)
Establishes principles for reporting the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity's contracts with customers. The basis of the new standard is that an entity recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Additional qualitative and quantitative disclosures will be required about contracts, significant judgments made in applying requirements, and assets recognized from the costs to obtain or fulfil a contract. The guidance can be applied using either the retrospective or cumulative effect transition method.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, processes and internal controls, and the transition method to apply. In-depth reviews of a significant portion of freight contracts are being finalized. The Company expects to continue to recognize freight revenue over time based on the transit time of freight as it moves from origin to destination. The Company is also reviewing non-freight contracts to determine the impact of the new standard. CN will adopt the requirements of the ASU effective January 1, 2018.
December 15, 2017. Early adoption is permitted.

(1)
Other recently issued ASUs required to be applied for periods beginning on or after March 31, 2017 have been evaluated by the Company and will not have a significant impact on the Company's Consolidated Financial Statements.

(2)	Effective for annual and interim reporting periods beginning after the stated date.

Critical accounting estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims and environmental matters, require management's more significant judgments and estimates in the preparation of the Company's Consolidated Financial Statements and, as such, are considered to be critical. Reference is made to the section entitled Critical accounting estimates of the Company's 2016 Annual MD&A for a detailed description of the Company's critical accounting estimates. There have not been any material changes to these estimates in the first quarter of 2017.

Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit Committee of the Company's Board of Directors. The Audit Committee has reviewed the Company's related disclosures.

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated.
Reference is made to the section entitled Business risks of the Company's 2016 Annual MD&A for a detailed description of such key areas of business risks and uncertainties with respect to: Competition, Environmental matters, Personal injury and other legal claims, Labor negotiations, Regulation, Economic conditions, Pension funding volatility, Reliance on technology, Trade restrictions, Terrorism and international conflicts, Customer credit risk, Liquidity, Supplier concentration, Availability of qualified personnel, Fuel costs, Foreign exchange, Interest rates, Transportation network disruptions, Severe weather and Climate change, which is incorporated herein by reference. Additional risks and uncertainties not currently known to management or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.
There have been no material changes to the risks described in the Company's 2016 Annual MD&A. The following is an update on labor negotiations, regulatory matters, and trade restrictions.

38 CN | 2017 Quarterly Review – First Quarter

Management's Discussion and Analysis

Labor negotiations
As at March 31, 2017, CN employed a total of 15,652 employees in Canada, of which 11,371, or 73%, were unionized employees; and 6,897 employees in the U.S., of which 5,498, or 80%, were unionized employees. The Company's relationships with its unionized workforce are governed by, amongst other items, collective agreements which are negotiated from time to time. Disputes relating to the renewal of collective agreements could potentially result in strikes, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company's results of operations or financial position.

Canadian workforce
On March 20, 2017, a tentative agreement was reached with the International Brotherhood of Electrical Workers (IBEW) for renewal of the collective agreement governing 700 signals and communications workers, which expired on December 31, 2016. Ratification results are expected by May 1, 2017.
The conciliation period mutually agreed to by the Company and the Teamsters Canada Rail Conference (TCRC) will expire in May 2017, unless the parties agree to further extend the conciliation period while the collective agreements governing approximately 2,500 train conductors and yard coordinators are being negotiated for renewal.

Regulation
Economic regulation – U.S.
On March 23, 2017, the U.S. District Court for the District of Columbia concluded that Section 207 of the Passenger Rail Investment and Improvement Act of 2008 (PRIIA), which gave Amtrak and the Federal Railroad Association joint authority to promulgate PRIIA performance standards, was void and unconstitutional and vacated the performance standards. Amtrak's complaint filed with the Surface Transportation Board (STB) under Section 213 of PRIIA against CN in 2012 for allegedly sub-standard performance of Amtrak trains on CN's Illinois Central Corporation line is still pending. The appeal of the validity of the STB's On-Time Performance rule in the U.S. Court of Appeals for the Eighth Circuit by the rail industry is also still pending.

No assurance can be given that this and any other current or future regulatory or legislative initiatives by the U.S. federal governments and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Trade restrictions
On December 15, 2016, the U.S. Department of Commerce agreed to conduct Countervailing Duty (CVD) and Anti-Dumping Duty (AD) investigations of Canadian softwood lumber exports to the U.S. The preliminary CVD determination, which was expected to occur in February 2017, was postponed by the U.S. Department of Commerce to April 24, 2017, as a result of a request from a U.S. industry group. The preliminary AD determination is still expected in early May 2017, but could also be postponed.

There can be no assurance that any potential trade actions taken by the Canadian and U.S. federal governments and agencies will not have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively impact earnings and/or cash flow.

Controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2017, have concluded that the Company's disclosure controls and procedures were effective.
During the first quarter ended March 31, 2017, there was no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

39 CN | 2017 Quarterly Review – First Quarter